SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-_____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-163353, 333-121611 AND 333-149063 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-134593, 333-148932 AND 333-148933.


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                            EZCHIP SEMICONDUCTOR LTD.

6-K ITEMS

1 Underwriting Agreement among the Company, the Selling Shareholders and Jefferies & Company, Inc.

2    Press Release dated December 16, 2009.

3    Opinion of Naschitz, Brandes & Co., Advocates

4    Consent of Naschitz, Brandes & Co., Advocates (contained in Item 3)


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                                                                          ITEM 1

                             712,618 PRIMARY SHARES
                      3,150,432 SELLING SHAREHOLDER SHARES
                          579,458 OVER-ALLOTMENT SHARES
                            EZCHIP SEMICONDUCTOR LTD.
                      ORDINARY SHARES (NIS 0.02 PAR VALUE)
                             UNDERWRITING AGREEMENT

                                                               December 16, 2009

JEFFERIES & COMPANY, INC.
520 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

     INTRODUCTORY. EZchip Semiconductor Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), and the shareholders named in SCHEDULE A hereto (each a "SELLING SHAREHOLDER" and collectively, the "SELLING SHAREHOLDERS"), acting severally and not jointly, confirm their agreement with Jefferies & Company, Inc. (the "UNDERWRITER") with respect to (i)(A) the sale by the Selling Shareholders, acting severally and not jointly, of 3,150,432 (the "SELLING SHAREHOLDER SHARES") of the Company's ordinary shares, NIS 0.02 par value per share ("ORDINARY SHARES"), and (B) the issuance and sale by the Company of 712,618 of the Company's Ordinary Shares (the "PRIMARY SHARES"), and
(ii) the purchase by the Underwriter of the aggregate of the 3,863,050 Selling Shareholder Shares and the Primary Shares, pursuant to the terms and conditions of this Underwriting Agreement (this "AGREEMENT"). In addition, the Selling Shareholders have granted to the Underwriter, on a pro-rata basis, an option to purchase up to 472,565 optional Ordinary Shares (the "OPTIONAL SELLING SHAREHOLDER SHARES"), and, the Company has granted the Underwriter, subject to the exercise in full of the option to purchase the Optional Selling Shareholder Shares, an option to purchase up to 106,893 optional Ordinary Shares (the "OPTIONAL PRIMARY SHARES"), all as provided in SECTION 2. The additional Optional Selling Shareholder Shares to be sold by the Selling Shareholders and the additional Optional Primary Shares to be sold by the Company pursuant to such option are collectively called the "OPTIONAL SHARES." The Selling Shareholder Shares, the Primary Shares and, if and to the extent such option is exercised, the Optional Shares are collectively called the "SHARES."


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     The Company has prepared and filed with the Securities and Exchange
Commission (the "COMMISSION") a shelf registration statement on Form F-3 (File No. 333-163353) and has prepared a base prospectus (the "BASE PROSPECTUS") to be used in connection with the public offering and sale of the Primary Shares, the Selling Shareholder Shares and the Optional Shares. The Registration Statement, as amended, including the financial statements, exhibits and schedules thereto, in the form in which it was declared effective by the Commission under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the "SECURITIES ACT"), including all documents incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430B under the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "EXCHANGE ACT") is hereinafter referred to as the "REGISTRATION STATEMENT". As used herein, the term "PROSPECTUS" shall mean the final prospectus supplement to the Base Prospectus that describes the Shares and the offering thereof (the "FINAL PROSPECTUS SUPPLEMENT"), together with the Base Prospectus, in the form first used by the Underwriter to confirm sales of the Shares or in the form first made available to the Underwriter by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act. As used herein, "APPLICABLE TIME" is 7:00 p.m. (New York time) on December 16, 2009. As used herein, "FREE WRITING PROSPECTUS" has the meaning set forth in Rule 405 under the Securities Act, and "TIME OF SALE PROSPECTUS" means any preliminary prospectus, as amended or supplemented immediately prior to the Applicable Time, the Prospectus and any free writing prospectuses, identified in SCHEDULE B hereto. As used herein, the terms "Registration Statement," any "preliminary prospectus," "Base Prospectus," "Time of Sale Prospectus" and "Prospectus" shall include the documents incorporated by reference therein. All references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act which is incorporated by reference in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus, as the case may be. All references in this Agreement to (i) the Registration Statement, any preliminary prospectus, the Base Prospectus or the Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") and (ii) the Prospectus shall be deemed to include the "ELECTRONIC PROSPECTUS" provided for use in connection with the offering of the Shares as contemplated by SECTION 3(XIII) of this Agreement. All references in this Agreement to financial statements and schedules and other information which are "CONTAINED," "INCLUDED" or "STATED" in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in the Registration Statement or the Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus, as the case may be, and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act which is incorporated by reference in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus, as the case may be.

     The Company and the Selling Shareholders hereby confirm their respective agreements with the Underwriter as follows:

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          SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE
     SELLING SHAREHOLDERS.

          (a) REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents, warrants and covenants to the Underwriter, as of the date of this Agreement and as of the First Closing Date and any Option Closing Date (each as hereinafter defined), as follows:

               (i) COMPLIANCE WITH REGISTRATION REQUIREMENTS. The Registration Statement has been declared effective by the Commission under the Securities Act. The Company has complied to the Commission's satisfaction with all requests of the Commission for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission.

               The Prospectus and any preliminary prospectus when filed complied in all material respects with the Securities Act and, if filed by electronic transmission pursuant to EDGAR (except as may be permitted by Regulation S-T under the Securities Act), was identical to the copy thereof delivered to the Underwriter for use in connection with the offer and sale of the Shares. The Registration Statement and any post-effective amendment thereto, at the time it became effective and at all subsequent times, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of each sale of the Shares and at the First Closing Date and, if applicable, any Option Closing Date (as defined in SECTION 2(B)), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectus, as amended or supplemented, as of its date and at all subsequent times, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the Prospectus or the Time of Sale Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information (A) relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriter to the Company consists of the information described in SECTION 9(B) below, or (B) furnished to the Company in writing by a Selling Shareholder expressly for use therein. There are no contracts or other documents required to be described in the Time of Sale Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

               At the time of the filing of the Registration Statement and any post-effective amendments thereto, (i) the Company was not, and at the date hereof, the Company is not, an "ineligible issuer" in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act and the rules and regulations promulgated thereunder, and (ii) the Company qualified, and at the date hereof, the Company currently qualifies, as a "foreign private issuer" as such term is defined in the Exchange Act. In addition, (a) the Company is in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof (the "SARBANES-OXLEY ACT") that are then in effect to the extent such rules, regulations and/or provisions are applicable to it as a foreign private issuer, and (b) the Company is in compliance with all applicable corporate governance requirements set forth in The Nasdaq Marketplace Rules that are then in effect to the extent such requirements are applicable to it as a foreign private issuer. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the Commission or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares did not, does not and will not include any information that conflicted, conflicts with or will conflict with the information contained in the Registration Statement, the Prospectus or any preliminary prospectus, including any document incorporated by reference therein. Except for the free writing prospectuses, if any, identified in SCHEDULE B hereto, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

               (ii) OFFERING MATERIALS FURNISHED TO THE UNDERWRITER. The Company has delivered to the Underwriter one complete copy of the Registration Statement and each amendment thereto, and of each consent and certificate of experts filed as a part thereof, and conformed copies of the Registration Statement and each amendment thereto (without exhibits) and any preliminary prospectuses, the Time of Sale Prospectus, the Prospectus, as amended or supplemented, and any free writing prospectus reviewed and consented to by the Underwriter, in such quantities and at such places as the Underwriter has reasonably requested.

               (iii) DISTRIBUTION OF OFFERING MATERIAL BY THE COMPANY. The Company has not distributed and will not distribute, prior to the completion of the Underwriter's distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than a preliminary prospectus, if any, the Time of Sale Prospectus, the Prospectus, any free writing prospectus reviewed and consented to by the Underwriter or the Registration Statement.

               (iv) THE UNDERWRITING AGREEMENT. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification and contribution hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

               (v) AUTHORIZATION OF THE SHARES. The Primary Shares and the Optional Primary Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and the Selling Shareholders Shares and the Optional Selling Shareholder Shares have been duly authorized, validly issued, fully paid and are nonassessable. The issuance and sale of the Primary Shares and the Optional Primary Shares are not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase such Shares.

               (vi) NO APPLICABLE REGISTRATION OR OTHER SIMILAR RIGHTS. There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, other than the Selling Shareholders with respect to the Selling Shareholders Shares and the Optional Selling Shareholder Shares included in the Registration Statement.

               (vii) NO MATERIAL ADVERSE CHANGE. Except as otherwise disclosed in the Time of Sale Prospectus, subsequent to the respective dates as of which information is given in the Time of Sale Prospectus: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its Subsidiaries (as defined below), considered as one entity (any such change is called a "MATERIAL ADVERSE CHANGE"); (ii) the Company and its Subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business nor entered into any material transaction or agreement not in the ordinary course of business and
          (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or any of its Subsidiaries on any class of share capital or repurchase or redemption by the Company or any of its Subsidiaries of any class of share capital.

               (viii) INDEPENDENT ACCOUNTANTS. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, who have expressed their opinion with respect to the financial statements (which term as used in this Agreement includes the related notes thereto) and supporting schedules filed with the Commission as a part of the Registration Statement and included in any preliminary prospectus, the Prospectus and Time of Sale Prospectus (each, an "APPLICABLE PROSPECTUS" and collectively, the "APPLICABLE PROSPECTUSES"), are (i) independent public or certified public accountants as required by the Securities Act and the Exchange Act (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X and (iii) a registered public accounting firm as defined by the Public Company Accounting Oversight Board (the "PCAOB") whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn.

               (ix) PREPARATION OF THE FINANCIAL STATEMENTS. The financial statements filed with the Commission as a part of the Registration Statement and included or incorporated by reference in any preliminary prospectus, the Time of Sale Prospectus and the Prospectus present fairly the consolidated financial position of the Company and its Subsidiaries (as defined below) as of and at the dates indicated and the results of their operations and cash flows for the periods specified. Such financial statements have been prepared in conformity with generally accepted accounting principles as applied in the United States ("US GAAP") applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. No other financial statements or supporting schedules are required to be included in the Registration Statement or any Applicable Prospectus. The financial data set forth in each Applicable Prospectus, including without limitation under the caption "Capitalization" fairly present the information set forth therein on a basis consistent with that of the audited financial statements contained in the Registration Statement and each Applicable Prospectus. No person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the Commission as a part of the Registration Statement and included in any Applicable Prospectus.

               (x) COMPANY'S ACCOUNTING SYSTEM. The Company and each of its Subsidiaries (as defined below) make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There has not been and is no material weakness in the Company's internal control over financial reporting (whether or not remediated) and since December 31, 2008, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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               (xi) INCORPORATION AND GOOD STANDING OF THE COMPANY AND ITS
          SUBSIDIARIES. Each of the Company and it subsidiaries, (i) EZchip Technologies Ltd., a company organized under the laws of the State of Israel and (ii) EZchip Inc., a Delaware corporation (each a "SUBSIDIARY" and together, the "SUBSIDIARIES"), has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the State of Delaware (in the case of EZchip Inc.) and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its respective business as described in the Prospectus and, in the case of the Company, to enter into and perform its obligations under this Agreement. Each of the Company and each Subsidiary is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. The shares of EZchip Technologies Ltd. held by the Company, represent approximately 99% of the total issued and outstanding share capital of EZchip Technologies Ltd (or approximately 90% on a fully-diluted basis). EZchip Technologies Ltd. holds all of the issued and outstanding capital stock of EZchip Inc. All shares of EZchip Technologies Ltd. held by the Company have been duly authorized and validly issued, are fully paid and nonassessable and, except as described in the Prospectus, are owned by the Company free and clear of any security interest security interest, mortgage, pledge, lien, encumbrance or adverse claim. Immediately after the Closing Date and following the consummation of the Employee Exchange Offer (as defined and as contemplated in the Prospectus), the Company will own 100% of the total issued and outstanding share capital of EZchip Technologies Ltd. (and 99.9% on a fully-diluted basis). The Company does not own or control, directly or indirectly, any corporation, association or other entity other than (a) the subsidiaries listed in Exhibit 8.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008 and (b) such other entities omitted from Exhibit 8.1 which, when such omitted entities are considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X.

               (xii) CAPITALIZATION AND OTHER SHARE CAPITAL MATTERS. The authorized, issued and outstanding share capital of the Company is as set forth, or incorporated by reference, in the Prospectus under the caption "Prospectus Supplement Summary" and "Capitalization" (other than for subsequent issuances, if any, pursuant to employee benefit plans described in the Time of Sale Prospectus or upon the exercise of outstanding options or warrants described in each Applicable Prospectus). The Shares conform in all material respects to the description thereof contained in the Time of Sale Prospectus.

               All of the issued and outstanding share capital, including the Shares, of the Company have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance with all Israeli and U.S. federal and state securities laws. None of the outstanding Shares was issued in violation of any preemptive rights, rights of first refusal, resale right or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Company or any of its subsidiaries other than those accurately described in the Prospectus. The description of the Company's equity incentive plans and other share plans or arrangements, and the options, RSUs or other rights granted thereunder, set forth in each Applicable Prospectus accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights. The Selling Shareholders Shares and the Optional Selling Shareholder Shares are, and the Primary Shares and the Optional Primary Shares will be at the time of purchase, duly listed, admitted and authorized for trading on the Nasdaq Global Market ("NGM") and the Tel Aviv Stock Exchange ("TASE").

               (xiii) STOCK EXCHANGE LISTING. The Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the NGM and TASE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Shares under the Exchange Act or delisting the Shares from the NGM or TASE, nor has the Company received any notification that the Commission or the NGM or TASE is contemplating terminating such registration or listing.

               (xiv) NON-CONTRAVENTION OF EXISTING INSTRUMENTS; NO FURTHER AUTHORIZATIONS OR APPROVALS REQUIRED. Neither the Company nor any of its Subsidiaries is in violation of its charter, Articles of Association, Memorandum of Association or bylaws, partnership agreement or operating agreement or similar organizational document, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) ("DEFAULT") under any indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound (including, without limitation, any credit agreement, indenture, pledge agreement, security agreement or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness of the Company or any of its Subsidiaries), or to which any of the property or assets of the Company or any of its Subsidiaries is subject (each, an "EXISTING INSTRUMENT"), except for such Defaults as would not, individually or in the aggregate, result in a Material Adverse Change. The Company's execution, delivery and performance of this Agreement, the consummation by the Company of the transactions contemplated hereby and by the Prospectus and the sale of the Shares by the Company and the Selling Shareholders (i) have been duly authorized by all necessary corporate action on the part of the Company and will not result in any violation of the provisions of the charter or bylaws, articles of association, memorandum of association, partnership agreement or operating agreement or similar organizational document of the Company or any subsidiary, as applicable, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument and
          (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any Subsidiary. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency (including the Israel Securities Authority), is required for the Company's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by each Applicable Prospectus by the Company (assuming that, aside from investors who are specified in Section 15A(b) of the Israeli Securities Law, 5728-1968 and offers made to employees of the Company or any Subsidiary pursuant to an exemption issued by the Israeli Securities Authority pursuant to Section 15D of the Israeli Securities Law, 5728-1968 there were no more than 10 offerees, in the aggregate, to whom the Underwriter, the Selling Shareholders and any of their representatives made an offering in Israel of any securities of the Company in the past twelve months), except (A) such as have been obtained or made by the Company and are in full force and effect under the Securities Act, applicable state securities, blue sky laws or from the Financial Industry Regulatory Authority, Inc. ("FINRA") and any relevant Israeli governmental authorities (B) such as have been obtained under the laws and regulations of jurisdictions outside the United States in which Shares are offered. As used herein, a "DEBT REPAYMENT TRIGGERING EVENT" means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries. Aside from investors who are specified in Section 15A(b) of the Israeli Securities Law, 5728-1968 and offers made to employees of the Company or any Subsidiary pursuant to an exemption issued by the Israeli Securities Authority pursuant to Section 15D of the Israeli Securities Law, 5728-1968, there were no more than 35 offerees, in the aggregate, to whom the Company and any of its respective representatives (excluding the Underwriter, the Selling Shareholders and any of their respective representatives) made an offering in Israel of any securities of the Company in the past twelve months.

               The Company is in compliance with all conditions and requirements stipulated by the instruments of approval entitling it or any of its operations or facilities to the status of "Approved Enterprise" or "Privileged Enterprise," as the case may be, under Israeli law and by Israeli laws and regulations relating to such Approved Enterprise status or Privileged Enterprise status, as the case may be, or any related tax benefits received by the Company, except for any noncompliance that would not, individually or in the aggregate, result in a Material Adverse Change. All information supplied by the Company with respect to such applications was true, correct and complete in all material respects when supplied to the appropriate authorities. The Company has not received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status or "Privileged Enterprise" status granted with respect to any of the Company's operations or facilities.

               (xv) NO MATERIAL ACTIONS OR PROCEEDINGS. Except as otherwise disclosed in each Applicable Prospectus, there are no legal or governmental actions, suits or proceedings pending, investigations or, to the best of the Company's knowledge, threatened (i) against or affecting the Company or any of its Subsidiaries, (ii) which have as the subject thereof any officer or director of, or property owned or leased by, the Company or any of its Subsidiaries that is or would be subject at law or in equity, before or by any Israeli or U.S. federal, state, local or other foreign governmental or regulatory commission, board, body, authority or agency or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable possibility that such action, suit or proceeding might be determined adversely to the Company or its Subsidiaries or their respective officers or directors, (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Change or adversely affect the consummation of the transactions contemplated by this Agreement or (C) any such action, suit or proceeding is or would be material with respect to the sale of Shares by the Selling Shareholders. No material labor dispute with the employees of the Company or any of its Subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the best of the Company's knowledge, is threatened or imminent.

               (xvi) INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess sufficient trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets and other similar rights (collectively, "INTELLECTUAL PROPERTY RIGHTS") reasonably necessary to conduct their businesses as now conducted as described in the Prospectus; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Change. Neither the Company nor any of its Subsidiaries has received, or has any reason to believe that it will receive, any notice of infringement or conflict with asserted Intellectual Property Rights of others. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the Prospectus and are not described therein. None of the technology employed by the Company or any of its Subsidiaries has been obtained or is being used by the Company or any of its Subsidiaries in violation of any contractual obligation binding on the Company or any of its Subsidiaries or, to the Company's knowledge, any of its or its Subsidiaries' officers, directors or employees or otherwise in violation of the rights of any persons.

               (xvii) ALL NECESSARY PERMITS, ETC. The Company and each Subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses, and neither the Company nor any Subsidiary has received, or has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Change. For as long as Israel law requires any permit for or approval by any Israeli authority for the transactions contemplated hereby to remain effective, the Company will use its best efforts to keep each such permit or approval valid and in full force and effect. The Company or a Subsidiary thereof has received funding for purposes of research and development from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor pursuant to Certificates of Approval (the "OCS CERTIFICATES OF APPROVAL"). The OCS Certificates of Approval are in full force and effect, have not been revoked or modified and the Company is in compliance with all material terms thereof, and is not in violation of any condition or requirement stipulated by the OCS Certificates of Approval and any applicable laws and regulations with respect to any research and development grants given to it by such office as to grants for projects that the OCS has not confirmed as having been closed. All information supplied by the Company with respect to such applications was true, correct and complete in all material respects when supplied to the appropriate authorities. The Company's contingent liabilities to the OCS are fully and accurately disclosed in the Prospectus.

               (xviii) TITLE TO PROPERTIES. The Company and each of its Subsidiaries has good and marketable title to all of the real and personal property and other assets reflected as owned in the financial statements referred to in any Applicable Prospectus, and in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects except as otherwise disclosed in the Prospectus and except for any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects that would not, individually or in the aggregate, result in a Material Adverse Change. The real property, improvements, equipment and personal property held under lease by the Company or any Subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Subsidiary.

               (xix) TAX LAW COMPLIANCE. The Company and its consolidated Subsidiaries have filed all necessary Israeli, federal, state and foreign income and franchise tax returns and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them. The Company has made adequate charges, accruals and reserves in the applicable financial statements referred to above in respect of all federal, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its consolidated Subsidiaries has not been finally determined.

               (xx) Assuming the Underwriter is not otherwise subject to Israeli taxation by the conduct of their general business activities, (A) the sale and delivery of the Primary Shares by the Company to the Underwriter as contemplated hereunder, and the sale and delivery of the Primary Shares by the Underwriter to subsequent purchasers, are not subject to any tax imposed by the State of Israel or any political subdivision or taxing authority thereof or therein or any stamp or other issuance or transfer tax, duty, capital gain tax or withholding tax imposed by federal law, the laws of any state, or any political subdivision thereof, or any taxing authority in any jurisdiction, and
          (B) except as disclosed in the Registration Statement or the Prospectus, payments with respect to the Primary Shares will not be subject to withholding taxes imposed under the laws of the State of Israel or any political subdivision or taxing authority thereof or therein.

               (xxi) COMPANY NOT AN INVESTMENT COMPANY OR PFIC. The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the "INVESTMENT COMPANY ACT"). The Company is not (i) an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act or (ii) a "controlled foreign corporation" as defined in Section 957 of the Internal Revenue Code. Based upon the composition of its gross income and the composition and value of its gross assets, and applying the rules regarding "passive foreign investment companies" ("PFIC") as of the date hereof, the Company believes that it will not be a PFIC for the taxable year of 2009 and the Company has no reason to believe that the composition of its gross income or the composition or value of its gross assets will change in a manner that would cause it to become a PFIC.

               (xxii) INSURANCE. Each of the Company and its Subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company and its Subsidiaries for product liability claims. The Company has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither of the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

               (xxiii) NO PRICE STABILIZATION OR MANIPULATION; COMPLIANCE WITH REGULATION M. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or affiliates or controlling persons has taken, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other "REFERENCE SECURITY" (as defined in Rule 100 of Regulation M under the 1934 Act ("REGULATION M")), under Regulation M, the Israel Securities Law of 1968, as amended (the "ISL") or otherwise, whether to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M or the ISL.

               (xxiv) RELATED PARTY TRANSACTIONS. There are no business relationships or related-party transactions involving the Company or any of its Subsidiaries or any other person required to be described in the Prospectus which have not been described as required.

               (xxv) FINRA MATTERS; F-3 ELIGIBILITY. All of the information provided to the Underwriter or to counsel for the Underwriter by the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Rule 5110 or NASD Rule 2720 is true, complete and correct. At the time the Registration Statement was originally declared effective and at the time the Company's Annual Report on Form 20-F for the year ended December 31, 2008 (the "ANNUAL REPORT") was filed with the Commission, the Company met the then applicable requirements for use of Form F-3 under the Securities Act. The Company meets the requirements for use of Form F-3 under the Securities Act.

               (xxvi) PARTIES TO LOCK-UP AGREEMENTS. Each of the Company's directors, executive officers and other employees listed in EXHIBIT E has executed and delivered to the Underwriter a lock-up agreement in the form of EXHIBIT F hereto. If any additional persons shall become directors or executive officers prior to the end of the Company Lock-up Period (as defined below), the Company shall cause each such person, prior to or contemporaneously with their appointment or election as a director or executive officer of the Company, to execute and deliver to the Underwriter an agreement in the form attached hereto as EXHIBIT F.

               (xxvii) STATISTICAL AND MARKET-RELATED DATA. The statistical, demographic and market-related data included in the Registration Statement and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate or represent the Company's good faith estimates that are made on the basis of data derived from such sources.

               (xxviii) NO UNLAWFUL CONTRIBUTIONS OR OTHER PAYMENTS. Neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any employee or agent of the Company or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any Israeli, federal, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement and each Applicable Prospectus.

               (xxix) DISCLOSURE CONTROLS AND PROCEDURES; DEFICIENCIES IN OR CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING. The Company has established and maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), which (i) are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company's most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established. The Company is not aware of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

               (xxx) COMPLIANCE WITH ENVIRONMENTAL LAWS. Except as described in the Prospectus and except as would not, singly or in the aggregate, result in a Material Adverse Change, (i) neither the Company nor any of its subsidiaries is in violation of any Israeli, federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "HAZARDOUS MATERIALS") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "ENVIRONMENTAL LAWS"), (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

               (xxxi) BROKERS. Except for the underwriting discounts and commissions payable to the Underwriter as otherwise disclosed in the Time of Sale Prospectus and the Prospectus with respect to the Primary Shares, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement.

               (xxxii) NO OUTSTANDING LOANS OR OTHER EXTENSIONS OF CREDIT. Since the adoption of Section 13(k) of the Exchange Act, neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer (or equivalent thereof) of the Company and/or such Subsidiary except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act.

               (xxxiii) COMPLIANCE WITH LAWS; EXCHANGE ACT COMPLIANCE. The Company has not been advised, and has no reason to believe, that it and each of its Subsidiaries are not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not result in a Material Adverse Change. The documents incorporated by reference in the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act, and, when read together with the other information in the Prospectus, at the time the Registration Statement and any amendments thereto become effective and at the First Closing Date and each applicable Option Closing Date (as defined below) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               (xxxiv) DIVIDEND RESTRICTIONS. No Subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Subsidiary's equity securities or from repaying to the Company or any other Subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Company or from transferring any property or assets to the Company or to any other Subsidiary.

               (xxxv) FOREIGN CORRUPT PRACTICES ACT. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation of either the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or Section 291A of the Israel Penal Law ("ISRAELI FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the Israeli FCPA; and the Company and its Subsidiaries and, to the knowledge of the Company, the Company's affiliates have conducted their respective businesses in compliance with the FCPA and the Israeli FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

               (xxxvi) MONEY LAUNDERING LAWS. The operations of the Company and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "MONEY LAUNDERING LAWS") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

               (xxxvii) OFAC. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC").

               (xxxviii) SUBMISSION TO JURISDICTION. Under the laws of Israel, the submission by the Company and its Subsidiaries to the exclusive jurisdiction of any federal or state court sitting in the county of New York and the designation of the law of the state of New York to apply to this Agreement will be binding upon the Company and its Subsidiaries and, if properly brought to the attention of the court or administrative body in accordance with the laws of Israel, would be enforceable in any judicial or administrative proceeding in Israel, subject to the discretion of such court. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that (i) the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment, (ii) the judgment may no longer be appealed, (iii) the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and (iv) the judgment is executory in the state in which it was given. Notwithstanding the previous sentence, an Israeli court will not declare a foreign civil judgment enforceable if (A) the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), (B) the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel, (C) the judgment was obtained by fraud, (D) there is a finding of lack of due process, (E) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (F) the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid or (G) at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

               Any certificate signed by any officer of the Company or any of its subsidiaries and delivered to the Underwriter or to counsel for the Underwriter shall be deemed a representation and warranty by the Company to the Underwriter as to the matters covered thereby. The Company acknowledges that the Underwriter and, for purposes of the opinions to be delivered pursuant to SECTION 6 hereof, counsel to the Company and counsel to the Underwriter, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

          (b) REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDERS. Each Selling Shareholder, severally and not jointly, represents, warrants and covenants to the Underwriter as follows:

               (i) THE UNDERWRITING AGREEMENT. This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder and is a valid and binding agreement of such Selling Shareholder, enforceable in accordance with its terms, except as rights to indemnification and contribution hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

               (ii) TITLE TO SHARES TO BE SOLD. Such Selling Shareholder has, and on the First Closing Date (as defined below) and each applicable Option Closing Date (as defined below) will have, good and valid title to all of the Selling Shareholder Shares which may be sold by such Selling Shareholder pursuant to this Agreement on such date and the legal right and power to sell, transfer and deliver all of the Selling Shareholder Shares and Optional Selling Shareholder Shares which may be sold by such Selling Shareholder pursuant to this Agreement and to comply with its other obligations hereunder. The sale of the Selling Shareholder Shares and the Optional Selling shareholder Shares are not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase such Shares.

               (iii) DELIVERY OF THE SHARES TO BE SOLD. Delivery of the Selling Shareholder Shares and Optional Selling Shareholder Shares which are sold by such Selling Shareholder pursuant to this Agreement will pass good and valid title to such Selling Shareholder Shares and Optional Selling Shareholder Shares, free and clear of any security interest, mortgage, pledge, lien, encumbrance or other adverse claim.

               (iv) NON-CONTRAVENTION; NO FURTHER AUTHORIZATIONS OR APPROVALS REQUIRED. The execution and delivery by such Selling Shareholder of, and the performance by such Selling Shareholder of its obligations under, this Agreement will not contravene or conflict with, result in a breach of, or constitute a Default under, or require the consent of any other party to (A) the charter or by-laws, partnership agreement, operating agreement or other organizational documents, as applicable, of such Selling Shareholder, (B) any other agreement or instrument to which such Selling Shareholder is a party or by which it is bound or under which it is entitled to any right or benefit, or (C) any provision of applicable law or any judgment, order, decree or regulation applicable to such Selling Shareholder of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over such Selling Shareholder, except with respect to clauses (B) and (C), any such contravention, conflict, breach or Default that would not individually or in the aggregate have, or be reasonably expected to have, a material adverse effect on the right, power and authority of such Selling Shareholder to perform its obligations under this Agreement. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental authority or agency, is required for the consummation by such Selling Shareholder of the transactions contemplated in this Agreement, except such as have been obtained or made and are in full force and effect under the Securities Act, and such as may be required under applicable state securities or blue sky laws and from FINRA.

               (v) REGISTRATION AND OTHER RIGHTS. The Selling Shareholders do not have any registration rights with respect to the Company's securities, except those that have been satisfied by the Registration Statement.

               (vi) DISCLOSURE MADE BY SUCH SELLING SHAREHOLDER IN THE PROSPECTUS. All information furnished by or on behalf of such Selling Shareholder in writing expressly for use in the Registration Statement and Time of Sale Prospectus is, and on the First Closing Date and on each applicable Option Closing Date will be, true, correct, and complete in all material respects, and does not, and on the First Closing Date and on each applicable Option Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading, it being understood and agreed that the only such information furnished by or on behalf of any Selling Shareholder consists of the description of such Selling Shareholder and the number of Shares held by such Selling Shareholder as described under the caption "Selling Shareholders" in the Registration Statement. Such Selling Shareholder confirms as accurate the number of Shares set forth opposite such Selling Shareholder's name under the caption "Selling Shareholders" in the Time of Sale Prospectus (both prior to and after giving effect to the sale of such Shares).

               (vii) NO PRICE STABILIZATION OR MANIPULATION; COMPLIANCE WITH REGULATION M. Such Selling Shareholder (in its capacity as a Selling Shareholder) has not taken, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, under Regulation M or otherwise, whether to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate any provision of Regulation M.

               (viii) DISTRIBUTION OF OFFERING MATERIALS BY THE SELLING SHAREHOLDERS. Such Selling Shareholder (in its capacity as a Selling Shareholder) has not distributed and will not distribute, prior to the completion of the Underwriter's distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than a preliminary prospectus, the Time of Sale Prospectus or the Registration Statement.

               (ix) AGREEMENT NOT TO OFFER OR SELL ADDITIONAL SHARES. Each Selling Shareholder has entered into or will have entered into a lock-up agreement substantially the same as that set forth in EXHIBIT G annexed hereto.

               (x) Such Selling Shareholder did not receive a ruling issued by the Israeli Tax Authority ("ITA") and is not otherwise party to any agreement or arrangement with the ITA under which the sale of the Selling Shareholder Shares and the Optional Selling Shareholder Shares by the Selling Shareholder is subject to tax in Israel.

               (xi) To the extent that any sales of Ordinary Shares identified in footnote 2 (regarding the Selling Shareholders identified as the "JK&B Shareholders" on the signature pages hereof) and in footnote 3 (regarding the Selling Shareholders identified as the "Goldman Shareholders" on the signature pages hereof) to the "Major Shareholders" table in Item 7A of the Company's Form 20-F filed with the Commission on March 27, 2008 were made in Israel in the past twelve months by any of the Selling Shareholders or their respective representatives, such sales (i) were made through brokerage transactions on the TASE and (ii) were not arranged in advance with a specified buyer.

               Any certificate signed by a Selling Shareholder and delivered to the Underwriter or to counsel for the Underwriter shall be deemed a representation and warranty by such Selling Shareholder to the Underwriter as to the matters covered thereby. Such Selling Shareholder acknowledges that the Underwriter and, for purposes of the opinions to be delivered pursuant to SECTION 6 hereof, counsel to the Selling Shareholder, counsel to the Company and counsel to the Underwriter, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

          SECTION 2. PURCHASE, SALE AND DELIVERY OF THE SHARES.

          (a) THE PRIMARY SHARES AND SELLING SHAREHOLDER SHARES. Upon the terms herein set forth, (i) the Company agrees to sell to the Underwriter an aggregate of 712,618 Primary Shares, and (ii) the Selling Shareholders, severally and not jointly, agree to sell to the Underwriter an aggregate of 3,150,432 Selling Shareholder Shares, with each Selling Shareholder selling the number of Selling Shareholder Shares set forth opposite such Selling Shareholder's name on SCHEDULE A hereto. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Underwriter agrees to purchase the Ordinary Shares from each of the Selling Shareholders and the Company. The purchase price per Ordinary Share to be paid by the Underwriter to the Company and each Selling Shareholder shall be $10.0275 per share.

          (b) THE FIRST CLOSING DATE. Delivery of the Primary Shares and the Selling Shareholder Shares to be purchased by the Underwriter shall be made through the facilities of the Depository Trust Company's DWAC system and payment therefor shall be made at the offices of Jefferies & Company, Inc., 520 Madison Avenue, New York, New York by wire transfer (or such other place as may be agreed to by the Company and the Underwriter) at 11:00 a.m. New York time, on December 22, 2009 (the time and date of such closing are called the "FIRST CLOSING DATE").

          (c) THE OPTIONAL SHARES; OPTION CLOSING DATE. In addition, on the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, (i) the Selling Shareholders hereby grant an option to the Underwriter to purchase, severally and not jointly, on a pro-rata basis as set forth on SCHEDULE A, up to an aggregate of 472,565 Optional Selling Shareholder Shares from the Selling Shareholders, and (ii) the Company hereby grants an option to the Underwriter to purchase, subject to the Underwriter's exercise in full of its option to purchase Optional Shares from the Selling Shareholders, up to an aggregate of 106,893 Optional Shares from the Company, in each case at the purchase price per Ordinary Share to be paid by the Underwriter for the Primary Shares. The option granted hereunder is for use by the Underwriter solely in covering any over-allotments in connection with the sale and distribution of the Primary Shares and the Selling Shareholder Shares. Subject to the first sentence of this subsection (c), the option granted hereunder may be exercised at any time and from time to time in whole or in part upon notice by the Underwriter to the Company and the Selling Shareholders, which notice may be given at any time within thirty (30) days from the date of this Agreement. Such notice shall set forth (i) the aggregate number of Optional Shares as to which the Underwriter is exercising the option with respect to the Selling Shareholders and the Company, (ii) the names and denominations in which the certificates for the Optional Shares are to be registered and (iii) the time, date and place at which such certificates will be delivered (which time and date may be simultaneous with, but not earlier than, the First Closing Date; and in the event that such time and date are simultaneous with the First Closing Date, the term "FIRST CLOSING DATE" shall refer to the time and date of delivery of certificates for the Primary Shares and Selling Shareholder Shares and such Optional Shares). Any such time and date of delivery, if subsequent to the First Closing Date, is called an "OPTION CLOSING DATE" and shall be determined by the Underwriter and shall not be earlier than three nor later than five full business days after delivery of such notice of exercise. If any Optional Shares are to be purchased, the Selling Shareholders agree, severally and not jointly, to sell the number of Optional Shares (subject to such adjustments to eliminate fractional shares as the Underwriter may determine) that bears the same proportion to the total number of Optional Shares to be sold as the number of Optional Shares set forth in SCHEDULE A opposite the name of such Selling Shareholder bears to the total number of Optional Shares. The Underwriter may cancel the option at any time prior to its exercise or its expiration by giving written notice of such cancellation to the Company and the Selling Shareholders.

          (d) PUBLIC OFFERING OF THE SHARES. The Underwriter hereby advises the Company and the Selling Shareholders that it intends to offer for sale to the public, on the terms set forth in the Time of Sale Prospectus and the Prospectus, the Shares as soon after this Agreement has been executed as the Underwriter, in its sole judgment, has determined is advisable and practicable.

          (e) PAYMENT FOR THE SHARES. Payment for the Shares to be sold by the Company and each Selling Shareholder shall be made at the First Closing Date (and, if applicable, at each Option Closing Date) by wire transfer of immediately available funds to the order of the applicable Selling Shareholder and the Company, as applicable, and such payment shall be made to the Company and each Selling Shareholder free and clear of, and without any withholding or deduction for or on account of, any withholding taxes in respect of any capital gains taxes or income taxes imposed by the State of Israel or any political subdivision or taxing authority thereof or therein. It is understood that the Underwriter has been authorized, for its own account, to accept delivery of and receipt for, and make payment of the purchase price for, any Shares the Underwriter has agreed to purchase.

          (f) STOCK TRANSFER TAXES, ETC. Each Selling Shareholder hereby agrees that it will pay all stock transfer taxes, capital gains taxes or income taxes imposed on such Selling Shareholder (including withholding taxes in respect of any such capital gains taxes or income taxes that are imposed on the Underwriter on payments made to such Selling Shareholder) by the State of Israel or any political subdivision or taxing authority thereof or therein on gains generated by such Selling Shareholder, as well as stamp duties and other similar taxes, if any, payable upon the sale or delivery of the Selling Shareholder Shares to be sold by such Selling Shareholder to the Underwriter, or otherwise in connection with the performance of such Selling Shareholder's obligations hereunder.

          (g) DELIVERY OF THE SHARES. The Selling Shareholders and the Company shall deliver or cause to be delivered, to the Underwriter certificates for the Primary Shares and the Selling Shareholder Shares to be sold by them at the First Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the purchase price therefor. The Company and the Selling Shareholders shall also deliver, or cause to be delivered, to the Underwriter, certificates for the Optional Shares the Underwriter has agreed to purchase from them at the First Closing Date or the applicable Option Closing Date, as the case may be, against the irrevocable release of a wire transfer of immediately available funds for the amount of the purchase price therefor. The Company and the Selling Shareholders shall provide any instructions, opinions or other documents as the Transfer Agent may require to effect such delivery. Each of the Selling Shareholders and the Company shall surrender their respective certificates representing the Shares owned by them to the Company's Transfer Agent at least two business days prior to the First Closing Date or the applicable Option Closing Date, as the case may be. The physical certificates, if any, for the Shares shall be in definitive form and registered in such names and denominations as the Underwriter shall have requested at least two full business days prior to the First Closing Date or the applicable Option Closing Date, as the case may be, and shall be made available for inspection on the business day preceding the First Closing Date or the applicable Option Closing Date, as the case may be, at a location in New York City as the Underwriter may designate. Time shall be of the essence, and delivery of the Shares no later than the First Closing Date or the applicable Option Closing Date, as the case may be, is a further condition to the obligations of the Underwriter. Notwithstanding the foregoing, the Underwriter may elect to receive its Shares through, for example, the Depository Trust Company's Deposit/Withdrawal at Custodian system, such Shares to be released by the Company's Transfer Agent at the First Closing or the applicable Option Closing Date, as the case may be, directly to the account of the Underwriter and simultaneously therewith payment shall be made by the Underwriter by wire transfer to the Selling Shareholders and the Company, as applicable.

          SECTION 3. ADDITIONAL COVENANTS OF THE COMPANY.

          The Company further covenants and agrees with the Underwriter as follows:

               (i) DELIVERY OF REGISTRATION STATEMENT, TIME OF SALE PROSPECTUS AND PROSPECTUS. The Company shall furnish to you, without charge, two copies of the Registration Statement, any amendments and supplements thereto (including exhibits thereto), to you in New York City, prior to 11:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in SECTION 3(V) or 3(VII) below, as many copies of any free writing prospectus, the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

               (ii) UNDERWRITER'S REVIEW OF PROPOSED AMENDMENTS AND SUPPLEMENTS. Prior to amending or supplementing the Registration Statement (including any registration statement filed under Rule 462(b) under the Securities Act, if any), any preliminary prospectus, the Time of Sale Prospectus or the Prospectus including any amendment or supplement through incorporation of any report filed under the Exchange Act), the Company shall furnish to the Underwriter for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriter's consent, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

               (iii) FREE WRITING PROSPECTUSES. The Company shall furnish to the Underwriter for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Underwriter's consent. The Company shall furnish to the Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by the Company, as such Underwriter may reasonably request. If at any time when a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares (but in any event if at any time through and including the First Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Underwriter for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Underwriter's consent.

               (iv) FILING OF UNDERWRITER FREE WRITING PROSPECTUSES. The Company shall not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

               (v) AMENDMENTS AND SUPPLEMENTS TO TIME OF SALE PROSPECTUS. If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus so that the Time of Sale Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement, or if, in the opinion of counsel for the Underwriter, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, including the Securities Act, the Company shall (subject to SECTIONS 3(II) and 3(III) forthwith prepare, file with the Commission and furnish to the Underwriter and to any dealer upon request (at no expense to the Underwriter or such dealer), either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law including the Securities Act.

               (vi) SECURITIES ACT COMPLIANCE. After the date of this Agreement, the Company shall promptly advise the Underwriter in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission, (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement, any Rule 462(b) Registration Statement or any amendment or supplement to any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus or the Prospectus, (iii) of the time and date that any post-effective amendment to the Registration Statement or any Rule 462(b) Registration Statement becomes effective and (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, any Rule 462(b) Registration Statement or any amendment or supplement to any preliminary prospectus, the Time of Sale Prospectus or the Prospectus or of any order preventing or suspending the use of any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus or the Prospectus, or of any proceedings to remove, suspend or terminate from listing or quotation the Shares from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment. Additionally, the Company agrees that it shall comply with the provisions of Rule 424(b), Rule 433 and Rule 430A, as applicable, under the Securities Act and will use its best efforts to confirm that any filings made by the Company under such Rule 424(b) were received in a timely manner by the Commission.

               (vii) AMENDMENTS AND SUPPLEMENTS TO THE PROSPECTUS AND OTHER SECURITIES ACT MATTERS. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus so that the Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if in the opinion of the Underwriter or counsel for the Underwriter it is otherwise necessary to amend or supplement the Prospectus to comply with applicable law, including the Securities Act, the Company agrees (subject to SECTIONS 3(II) and 3(III)) to promptly prepare, file with the Commission and furnish to the Underwriter and to dealers (at no expense to the Underwriter or dealers), amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law including the Securities Act. Neither the Underwriter's consent to, or delivery of, any such amendment or supplement shall constitute a waiver of any of the Company's obligations under SECTION 3(II) and 3(III).

               (viii) BLUE SKY COMPLIANCE. The Company shall cooperate with the Underwriter and counsel for the Underwriter to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws or other foreign laws of those jurisdictions, including without limitation Israel and other non-United States countries, designated by the Underwriter, and shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise the Underwriter promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

               (ix) USE OF PROCEEDS. The Company shall apply the net proceeds from the sale of the Primary Shares and Optional Primary Shares sold by it in the manner described under the caption "Use of Proceeds" in the Time of Sale Prospectus and the Prospectus.

               (x) TRANSFER AGENT. The Company shall continue to engage and maintain, at its expense, a registrar and transfer agent for the Shares, and if necessary, in both the United States and Israel.

               (xi) PERIODIC REPORTING OBLIGATIONS. The Company shall file, on a timely basis, with the Commission, the NGM and Israel Securities Authority all reports and documents required to be filed under the Exchange Act or Chapter E3 of the ISL, as the case may be.

               (xii) LISTING. The Selling Shareholders Shares and the Optional Selling Shareholder Shares have been approved for quotation and listing on the NGM and TASE. Prior to the First Closing Date, the Primary Shares and the Optional Primary Shares will have been approved for quotation and listing on the NGM and the Primary Shares will have been approved for quotation and listing on the TASE and, to the extent the over-allotment is exercised by the Underwriter with respect to the Optional Primary Shares, the Optional Primary Shares will have been approved for quotation and listing on the TASE, subject only to notice of issuance in the case of the NGM at or prior to the time of purchase or any additional time of purchase, as the case may be. The Company will use its best efforts to maintain the inclusion and quotation of the Shares on the NGM and TASE.

               (xiii) COMPANY TO PROVIDE COPY OF THE PROSPECTUS IN FORM THAT MAY BE DOWNLOADED FROM THE INTERNET. The Company shall cause to be prepared and delivered within one business day from the effective date of this Agreement, to the Underwriter an "ELECTRONIC PROSPECTUS" to be used by the Underwriter in connection with the offering and sale of the Shares. As used herein, the term "ELECTRONIC PROSPECTUS" means a form of Prospectus, and any amendment or supplement thereto, that meets each of the following conditions: (i) it shall be encoded in an electronic format, satisfactory to the Underwriter, that may be transmitted electronically by the Underwriter to subsequent offerees and purchasers of the Shares; (ii) it shall disclose the same information as the paper Time of Sale Prospectus, except to the extent that graphic and image material cannot be disseminated electronically, in which case such graphic and image material shall be replaced in the Electronic Prospectus with a fair and accurate narrative description or tabular representation of such material, as appropriate; and (iii) it shall be in or convertible into a paper format or an electronic format, satisfactory to the Underwriter, that will allow investors to store and have continuously ready access to the Time of Sale Prospectus at any future time, without charge to investors (other than any fee charged for subscription to the Internet as a whole and for on-line time). The Company hereby confirms that it has included or will include in the Prospectus filed pursuant to EDGAR or otherwise with the Commission an undertaking that, upon receipt of a request by an investor or his or her Underwriter, the Company shall transmit or cause to be transmitted promptly a paper copy of the Time of Sale Prospectus.

               During the Prospectus Delivery Period, the Company will file all documents required to be filed with the Commission pursuant to Section 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act.

               (xiv) AGREEMENT NOT TO OFFER OR SELL ADDITIONAL SHARES. During the period commencing on and including the date hereof and ending on and including the 60th day following the date of the Prospectus, as supplemented or amended (as the same may be extended as described below, the "LOCK-UP PERIOD"), the Company will not, without the prior written consent of the Underwriter (which consent may be withheld at the sole discretion of the Underwriter), directly or indirectly, sell (including, without limitation, any short sale), offer, contract or grant any option to sell, pledge, transfer or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of (other than as contemplated by this Agreement with respect to the Shares), any Ordinary Shares, options, restrictive stock units, rights or warrants to acquire Ordinary Shares or securities exchangeable or exercisable for or convertible into Ordinary Shares (other than as contemplated by this Agreement with respect to the Shares) or publicly announce the intention to do any of the foregoing; PROVIDED, HOWEVER, that the Company may (i) issue Ordinary Shares or grant options to purchase Ordinary Shares pursuant to the Employee Exchange Offer, (ii) grant options and restricted share units to purchase Ordinary Shares pursuant to the Company's existing equity incentive plans as of the Closing Date, or (iii) issue Ordinary Shares of the Company or shares of EZchip Technologies Ltd. upon exercise of options or vesting of restricted share units, pursuant to any existing equity incentive plan, stock option, stock bonus or other stock plan or arrangement described in each Applicable Prospectus, but only if the holders of such shares, options, or shares issued upon exercise of such options, if they are directors or executive officers of such company, agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such Lock-up Period without the prior written consent of the Underwriter except pursuant to the Employee Exchange Offer (which consent may be withheld at the sole discretion of the Underwriter). Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Underwriter waives, in writing, such extension (which waiver may be withheld at the sole discretion of the Underwriter), except that such extension will not apply if, (i) within three business days prior to the 15th calendar day before the last day of the Lock-up Period, the Company delivers a certificate, signed by the Chief Financial Officer or Principal Executive Officer of the Company, certifying on behalf of the Company that (i) the Shares are "actively traded securities" (as defined in Regulation M), (ii) the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by FINRA Conduct Rule 2711(f)(4), and (iii) the provisions of FINRA Conduct Rule 2711(f)(4) are not applicable to any research reports relating to the Company published or distributed by any of the Underwriter during the 15 days before or after the last day of the Lock-up Period (before giving effect to such extension). The Company will provide the Underwriter with prior notice of any such announcement that gives rise to an extension of the Lock-up Period. For the avoidance of any doubt, nothing herein shall restrict the Company from preparing and filing with the Commission (i) one or more registration statements on Form S-8 for the purpose of registering securities issuable pursuant to the Company's equity incentive plans, including in connection with the Employee Exchange Offer, and (ii) subject to the Lock-up agreement annexed hereto as EXHIBIT F and the Company's internal blackout period, as the case may be, one or more registration statements on Form F-3 for the purpose of registering on behalf of current and former employees Ordinary Shares and options to purchase Ordinary Shares granted and/or issued in connection with the Employee Exchange Offer.

               (xv) FUTURE REPORTS TO THE UNDERWRITER. During the period of two
          (2) years hereafter the Company will furnish to Jefferies & Company, Inc. at 520 Madison Avenue, New York, New York ATTENTION: Alex
          Lehmann: (i) as soon as practicable after the end of each fiscal year, copies of the Annual Report of the Company on Form 20-F containing the balance sheet of the Company as of the close of such fiscal year and statements of income, shareholders' equity and cash flows for the year then ended and the opinion thereon of the Company's independent public or certified public accountants; (ii) as soon as practicable after the filing thereof, copies of each Current Report on Form 6-K or other report filed by the Company with the Commission, FINRA or any securities exchange; and (iii) as soon as available, copies of any report or communication of the Company mailed generally to holders of its share capital; PROVIDED, HOWEVER, that the Company may satisfy the requirements of this subsection by making any such reports, communications or information generally available on its website or by filing such information with the Commission via EDGAR.

               (xvi) NO STABILIZATION OR MANIPULATION; COMPLIANCE WITH REGULATION M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M and the applicable provisions of the ISL. If the limitations of Rule 102 of Regulation M ("RULE 102") do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriter (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply.

               (xvii) EXISTING LOCK-UP AGREEMENTS. During the Lock-up Period, the Company will enforce all existing agreements between the Company and any of its security holders that prohibit the sale, transfer, assignment, pledge or hypothecation of any of the Company's securities. In addition, the Company will direct the transfer agent to place stop transfer restrictions upon any such securities of the Company that are bound by such existing "lock-up" agreements for the duration of the periods contemplated in such agreements, including, without limitation, "lock-up" agreements entered into by the Company's named executive officers and directors in its annual report on Form 20-F for the year ended December 31, 2008 pursuant to SECTION 6(I) and
          SECTION 1(A)(XXV).

          SECTION 4. EACH SELLING SHAREHOLDER, SEVERALLY AND NOT JOINTLY, COVENANTS AND AGREES WITH THE UNDERWRITER AS FOLLOWS:

          (a) NO STABILIZATION OR MANIPULATION; COMPLIANCE WITH REGULATION M. Such Selling Shareholder (in its capacity as a Selling Shareholder) will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and such Selling Shareholder (in its capacity as a Selling Shareholder) will comply with all applicable provisions of Regulation M. If the limitations of Rule 102 do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriter (or, if later, at the time stated in the notice), such Selling Shareholder will (in its capacity as a Selling Shareholder) comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply.

          (b) DELIVERY OF FORMS W-8 AND W-9. To deliver to the Underwriter prior to the First Closing Date a properly completed and executed United States Treasury Department Form W-8 (if the Selling Shareholder is a non-United States person) or Form W-9 (if the Selling Shareholder is a United States Person).

          (c) The Underwriter may, in its sole discretion, waive in writing the performance by the Company or any Selling Shareholder of any one or more of the foregoing covenants or extend the time for their performance.

          SECTION 5. PAYMENT OF EXPENSES.

     The Company and the Selling Shareholders, jointly and severally, agree to pay, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated for any reason other than the default of the Underwriter, in such proportions as they have agreed upon among themselves pursuant to the terms of that certain letter agreement, dated March 28, 2008, as amended on December 10, 2009 (as amended, the "EXPENSES AGREEMENT"), a copy of which is attached hereto as EXHIBIT D, all costs, fees and expenses incurred in connection with the performance of their respective obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the sale and delivery of the Shares (including all printing and engraving costs), (ii) all fees and expenses of the registrar and transfer agent of the Shares, (iii) all necessary issue, transfer taxes and any stamp taxes in connection with offering,
(iv) all fees and expenses of the Company's U.S. and Israeli counsel, independent public or certified public accountants (including, without limitation, in connection with any accountant's "comfort letter" issued in connection with the offering) and other Company advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement and all amendments and supplements thereto (including financial statements, exhibits, schedules, consents and certificates of experts), the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, and each preliminary prospectus, if any, and all amendments and supplements thereto, and this Agreement, (vi) all filing fees, attorneys' fees and expenses incurred by the Company or the Underwriter in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws or the provincial securities laws of Canada, if applicable, and, if requested by the Underwriter, preparing and printing a "Blue Sky Survey" or memorandum and a "Canadian wrapper", if applicable, and any supplements thereto, advising the Underwriter of such qualifications, registrations and exemptions, which fees shall not exceed $7,500, (vii) the filing fees incident to, and the reasonable fees and expenses of counsel for the Underwriter in connection with, FINRA's review and approval of the Underwriter's participation in the offering and distribution of the Shares, which fees shall not exceed $7,500, (viii) the fees and expenses associated with listing and inclusion of the Shares on the NGM and TASE, if any; and (ix) the fees, costs and expenses incident to the offering of the Shares under this Agreement incurred by Company personnel and the Underwriter in connection with any "road show" including, without limitation, any expenses advanced by the Underwriter on the Company's or the Selling Shareholders' behalf (which shall be promptly reimbursed).

     The Selling Shareholders further agree with the Underwriter to pay (directly or by reimbursement) all fees and expenses incident to the performance of the their obligations under this Agreement which are not otherwise specifically provided for herein, including but not limited to the fees and expenses of counsel, and other advisors for such Selling Shareholders.

     This SECTION 5 shall not affect or modify the Expenses Agreement or any other separate, valid agreement relating to the allocation of payment of expenses between the Company, on the one hand, and the Selling Shareholders, on the other hand.

     Except as provided in this SECTION 5, SECTION 7, SECTION 9 and SECTION 10 hereof, the Underwriter shall pay its own expenses, including the fees and disbursements of its U.S. and Israeli counsel.

          SECTION 6. CONDITIONS OF THE OBLIGATIONS OF THE UNDERWRITER.

     The obligations of the Underwriter to purchase and pay for the Shares as provided herein on the First Closing Date and, with respect to the Optional Shares, each Option Closing Date, shall be subject to the accuracy of the representations and warranties on the part of the Company and the Selling Shareholders set forth in SECTION 1 hereof as of the date hereof and as of the First Closing Date as though then made and, with respect to the Optional Shares, as of each Option Closing Date as though then made, and to the timely performance by the Company and each Selling Shareholder of its covenants and other obligations hereunder, and to each of the following additional conditions:

          (a) ACCOUNTANTS' COMFORT LETTER. On the date hereof, the Underwriter shall have received from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent public or certified public accountants for the Company, (i) a letter dated the date hereof addressed to the Underwriter, in form and substance satisfactory to the Underwriter, containing statements and information of the type ordinarily included in accountant's "comfort letters" to Underwriter, delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, any preliminary prospectus, Time of Sale Prospectus, and each free writing prospectus, if any, and, with respect to each letter dated the date hereof only, the Prospectus, and (ii) confirming that they are (A) independent public or certified public accountants as required by the Securities Act and the Exchange Act and (B) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X.

          (b) COMPLIANCE WITH REGISTRATION REQUIREMENTS; NO STOP ORDER; NO OBJECTION FROM FINRA. For the period from and after effectiveness of this Agreement and prior to the First Closing Date and, with respect to the Optional Shares, each Option Closing Date:

               (i) the Company shall have filed the Prospectus and any post-effective amendment to the Registration Statement with the Commission (including the information required or previously omitted from the Registration Statement pursuant to Rule 430A or Rule 430B under the Securities Act) in the manner and within the time period required by Rule 424(b) under the Securities Act, and any post effective amendment shall have become effective;

               (ii) no stop order suspending the effectiveness of the Registration Statement, any Rule 462(b) Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the Commission; and

               (iii) FINRA shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.

          (c) NO MATERIAL ADVERSE CHANGE. For the period from and after the date of this Agreement and through and including the First Closing Date and, with respect to the Optional Shares, each Option Closing Date, in the judgment of the Underwriter there shall not have occurred any Material Adverse Change.

          (d) Opinion of Counsel for the Company.

               (i) On the First Closing Date and each Option Closing Date the Underwriter shall have received the opinion of Carter, Ledyard & Milburn LLP, U.S. counsel for the Company, dated as of such Closing Date, the form of which is attached as EXHIBIT A and to such further effect as counsel for the Underwriter shall reasonably request.

               (ii) On the First Closing Date and each Option Closing Date the Underwriter shall have received the opinion of Naschitz, Brandes & Co., Advocates, Israeli counsel for the Company, dated as of such Closing Date, the form of which is attached as EXHIBIT B and to such further effect as counsel for the Underwriter shall reasonably request.

          (e) OPINION OF COUNSEL FOR THE UNDERWRITER. On of the First Closing Date and each Option Closing Date the Underwriter shall have received the opinion of Proskauer Rose LLP, counsel for the Underwriter, in form and substance satisfactory to the Underwriter, dated as of such Closing Date.

          (f) OFFICERS' CERTIFICATE. On the First Closing Date and each Option Closing Date the Underwriter shall have received a written certificate executed by the Principal Executive Officer of the Company and the Chief Financial Officer of the Company, dated as of such Closing Date, to the effect set forth in subsection (b) of this SECTION 6, and further to the effect that:

               (i) for the period from and including the date of this Agreement through and including such Closing Date, there has not occurred any Material Adverse Change;

               (ii) the representations, warranties and covenants of the Company set forth in SECTION 1 of this Agreement are true and correct in all material respects (except for representations, warranties and covenants that are already qualified by materiality concepts, which shall be true and correct) with the same force and effect as though expressly made on and as of such Closing Date; and

               (iii) the Company has complied in all material respects with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date.

          (g) BRING-DOWN COMFORT LETTER. On the First Closing Date and each Option Closing Date the Underwriter shall have received from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent public or certified public accountants for the Company, a letter dated such date, in form and substance satisfactory to the Underwriter, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to subsection (a) of this SECTION 6, except that the specified date referred to therein for the carrying out of procedures shall be no more than three business days prior to the First Closing Date or the applicable Option Closing Date, as the case may be.

          (h) OPINIONS OF COUNSEL FOR THE SELLING SHAREHOLDERS. On the First Closing Date and each Option Closing Date, the Underwriter shall have received the opinion of Fried, Frank, Harris, Shriver & Jacobson, LLP, counsel for the Selling Shareholders identified as the "Goldman Shareholders" on the signature pages hereof, and Kirkland & Ellis LLP and Kirkland & Ellis International LLP, counsel for the Selling Shareholders identified as the "JK&B Shareholders" on the signature pages hereof, each dated as of such Closing Date, in the forms attached as EXHIBIT C.

          (i) LOCK-UP AGREEMENTS FROM DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES OF THE COMPANY. On or prior to the date hereof, the Company shall have furnished to the Underwriter an agreement in the form of EXHIBIT F hereto from each of the named executive officers and directors in its annual report on the Form 20-F for the year ended December 31, 2008 and any additional officers and directors who, as of the date hereof, would be named in the Form 20-F for the year ending December 31, 2009 had such Form 20-F been filed on the date hereof, and certain employees of the Company listed in EXHIBIT E and such agreements shall be in full force and effect on the First Closing Date and each Option Closing Date.

          (j) SELLING SHAREHOLDERS' CERTIFICATE. On the First Closing Date and each Option Closing Date the Underwriter shall receive a written certificate executed by each Selling Shareholder, or its managing member or managing partner, as the case may be, dated as of such Closing Date, to the effect that:

               (i) the representations, warranties and covenants of such Selling Shareholder set forth in SECTION 1(B) of this Agreement are true and correct in all material respects (except for representations, warranties and covenants that are already qualified by materiality concepts, which shall be true and correct) with the same force and effect as though expressly made by such Selling Shareholder on and as of such Closing Date; and

               (ii) such Selling Shareholder has complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such Closing Date.

          (k) ADDITIONAL DOCUMENTS. On or before the First Closing Date and each Option Closing Date, the Underwriter and counsel for the Underwriter shall have received such information, documents (including a Secretary's Certificate) and opinions as they may reasonably request for the purposes of enabling them to pass upon the sale of the Shares by the Company and the Selling Shareholders as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the sale of the Shares by the Company and the Selling Shareholders as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be satisfactory in form and substance to the Underwriter and counsel for the Underwriter.

          If any condition specified in this SECTION 6 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Underwriter by notice to the Company and the Selling Shareholders at any time on or prior to the First Closing Date and, with respect to the Optional Shares, at any time on or prior to the applicable Option Closing Date, which termination shall be without liability on the part of any party to any other party, except that SECTION 5, SECTION 7, SECTION 9 and SECTION 10 shall at all times be effective and shall survive such termination.

          SECTION 7. REIMBURSEMENT OF UNDERWRITER'S EXPENSES. If this Agreement is terminated by the Underwriter pursuant to SECTION 6 or SECTION 11, or if the sale to the Underwriter of the Shares on the First Closing Date or, if applicable, any Option Closing Date is not consummated because of any refusal, inability or failure on the part of the Company or any of the Selling Shareholders to perform any agreement herein or to comply with any provision hereof, the Company and/or the Selling Shareholder(s), as the case may be, agrees (subject to the terms of the Expenses Agreement) to reimburse the Underwriter upon demand for all out-of-pocket expenses that shall have been reasonably incurred by the Underwriter in connection with the proposed purchase and the offering and sale of the Shares, including but not limited to fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges.

          SECTION 8. EFFECTIVENESS OF THIS AGREEMENT. This Agreement shall not become effective until the execution and delivery of this Agreement by the parties hereto.

          SECTION 9. INDEMNIFICATION.

          (a) INDEMNIFICATION OF THE UNDERWRITER AND THE SELLING SHAREHOLDERS.

               (i) INDEMNIFICATION BY THE COMPANY OF THE UNDERWRITER AND THE SELLING SHAREHOLDERS. The Company agrees to indemnify and hold harmless the Underwriter, its officers and employees, and each person, if any, who controls the Underwriter within the meaning of the Securities Act or the Exchange Act (collectively, the "UNDERWRITER INDEMNIFIED PARTIES" and each an "UNDERWRITER INDEMNIFIED PARTY") against any loss, claim, damage, liability or expense, as incurred, to which such Underwriter Indemnified Party may become subject, under the Securities Act, the Exchange Act, other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (A) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof pursuant to Rule 430A under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (B) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and to reimburse each Underwriter Indemnified Party for any and all expenses (including the reasonable fees and disbursements of counsel chosen by the Underwriter) as such expenses are reasonably incurred by such Underwriter Indemnified Party in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; PROVIDED, HOWEVER, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Underwriter or any Selling Shareholder expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any such free writing prospectus or the Prospectus (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Underwriter to the Company consists of the information described in subsection (b) below. In the event that it is finally judicially determined that the Underwriter was not entitled to receive payments for legal and other expenses pursuant to this subparagraph, the Underwriter will promptly return all sums that had been advanced pursuant hereto. The indemnity agreement set forth in this SECTION 9(A)(I) shall be in addition to any liabilities that the Company may otherwise have. The Company also agrees to indemnify the Selling Shareholders and their respective officers, directors, managers, members and partners and each person that controls any Selling Shareholder within the meaning of the Securities Act or the Exchange Act in connection with the sale of the Shares hereunder in the manner provided for in Section 4.3 of the Exchange Agreement, dated May 8, 2003, by and among the Company and the Investors named therein, including the Selling Shareholders; PROVIDED that the Company shall not be required to indemnify the Selling Shareholders for any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Underwriter expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any such free writing prospectus or the Prospectus (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Underwriter to the Company consists of the information described in subsection (b) below.

               (ii) INDEMNIFICATION BY THE SELLING SHAREHOLDERS OF THE UNDERWRITER. Each of the Selling Shareholders agrees, severally and not jointly, to indemnify and hold harmless each of the Underwriter Indemnified Parties, against any loss, claim, damage, liability or expense, as incurred, to which any Underwriter Indemnified Party may become subject, under the Securities Act, the Exchange Act, other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (A) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof pursuant to Rule 430A under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (B) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and to reimburse each Underwriter Indemnified Party for any and all expenses (including the reasonable fees and disbursements of counsel chosen by the Underwriter) as such expenses are reasonably incurred by each such Underwriter Indemnified Party in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; PROVIDED, HOWEVER, that the foregoing indemnity agreement shall apply only to the extent the loss, claim, damage, liability or expense arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Selling Shareholder expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any such free writing prospectus or the Prospectus (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Selling Shareholder consists of the description of such Selling Shareholder and the number of Shares held by such Selling Shareholder as described under the caption "Selling Shareholders" in the Registration Statement and in the Company's prospectus supplement dated the date hereof relating to the offering of the Shares; and PROVIDED, FURTHER, that in no event shall any Selling Shareholder be required to pay pursuant to this indemnity agreement (or otherwise under this Agreement) an amount greater than the net proceeds actually received by such Selling Shareholder from the sale of its Selling Shareholder Shares pursuant to this Agreement. In the event that it is finally judicially determined that the Underwriter was not entitled to receive payments for legal and other expenses pursuant to this subparagraph, the Underwriter will promptly return all sums that had been advanced pursuant hereto. The indemnity agreement set forth in this SECTION 9(A)(II) shall be in addition to any liabilities that the Selling Shareholders may otherwise have.

          (b) INDEMNIFICATION BY THE UNDERWRITER OF THE COMPANY, ITS DIRECTORS AND OFFICERS AND THE SELLING SHAREHOLDERS. The Underwriter agrees to indemnify and hold harmless the Company, each of its directors and each of its officers who signed the Registration Statement, and each of the Selling Shareholders and each of their officers, directors, managers, members and partners, and each person, if any, who controls the Company or any Selling Shareholder within the meaning of the Securities Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company, or any such director, officer, any Selling Shareholder or any such officer, director, manager, member or partner or any controlling person may become subject, under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any preliminary prospectus the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectus (or such amendment or supplement thereto); or (ii) arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, such preliminary prospectus, the Time of Sale Prospectus, such free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, the Prospectus (or such amendment or supplement thereto), in reliance upon and in conformity with written information furnished to the Company and the Selling Shareholders by the Underwriter expressly for use therein; and to reimburse the Company, or any such director, officer, any Selling Shareholder or any such officer, director, manager, member of partner or any controlling person for any and all expenses (including the reasonable fees and disbursements of counsel to the Company and the Selling Shareholders) reasonably incurred by the Company, or any such director, officer, any Selling Shareholder or any such officer, director, manager, member or partner or any controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. Each of the Company and each of the Selling Shareholders hereby acknowledges that the only information that the Underwriter has furnished to the Company and the Selling Shareholders expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectus (or any amendment or supplement thereto) are the statements set forth as the second and third paragraphs under the heading "Stabilization and Short Positions" under the caption "Underwriting" in the Company's prospectus supplement dated the date hereof relating to the offering of the Shares. The indemnity agreement set forth in this SECTION 9(B) shall be in addition to any liabilities that the Underwriter may otherwise have.

          (c) Notifications AND OTHER INDEMNIFICATION PROCEDUREs. Promptly after receipt by an indemnified party under this SECTION 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this
     SECTION 9, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in this SECTION 9 or to the extent it is not prejudiced as a proximate result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party's election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this SECTION 9 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the Underwriter or such Selling Shareholder (in the case of counsel for the indemnified parties referred to in SECTION 9(A) above) or by the Company (in the case of counsel for the indemnified parties referred to in SECTION 9(B) above)) (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

          (d) SETTLEMENTS. The indemnifying party under this SECTION 9 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by SECTION 9(C) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

          SECTION 10. CONTRIBUTION.

          If the indemnification provided for in SECTION 9 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand, and the indemnified party or parties, on the other hand, from the offering of the Shares pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholders, on the one hand, and the Underwriter, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Shares pursuant to this Agreement (before deducting expenses) received by each of the Company and the Selling Shareholders, respectively, and the total underwriting discounts and commissions received by the Underwriter in connection therewith, in each case as set forth on the front cover page of the Prospectus bear to the aggregate public offering price of the Shares as set forth in the table on such cover. The relative fault of the Company and the Selling Shareholders, on the one hand, and the Underwriter, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholders, on the one hand, or the Underwriter, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in SECTION 9(C), any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. The provisions set forth in SECTION 9(C) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this SECTION 10; PROVIDED, HOWEVER, that no additional notice shall be required with respect to any action for which notice has been given under SECTION 9(C) for purposes of indemnification.

          The Company, the Selling Shareholders and the Underwriter agree that it would not be just and equitable if contribution pursuant to this SECTION 10 were determined by PRO RATA allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this SECTION 10.

          Notwithstanding the provisions of this SECTION 10, in no event shall the Underwriter be required to contribute any amount in excess of the underwriting discounts and commissions received by it with respect to the offering of the Shares underwritten by it and distributed to the public. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this SECTION 10, each officer and employee of the Underwriter and each person, if any, who controls the Underwriter within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

          Notwithstanding the provisions of this SECTION 10, (i) in no event shall any Selling Shareholder be required to pay pursuant to this contribution agreement (or otherwise under this Agreement) an amount greater than the net proceeds actually received by such Selling Shareholder from the sale of its Shares pursuant to this Agreement and (ii) no Selling Shareholder shall be required to pay any amount pursuant to this SECTION 10 unless the loss, claim, damage, liability or expense for which contribution is sought arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any such free writing prospectus or the Prospectus (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished to the Company by any Selling Shareholder consists of the description of such Selling Shareholder and the number of Shares held by such Selling Shareholder as described under the caption "Selling Shareholders" in the Registration Statement.

          For the avoidance of any doubt, nothing contained in this Agreement shall limit the Selling Shareholders' obligations to the Company pursuant to the Expenses Agreement, or the Company's obligation to the Selling Shareholders pursuant to the Expenses Agreement, or the rights and obligations of the various parties to that certain Exchange Right Agreement, among the Company, the Selling Shareholders and certain other investors, dated as of May 8, 2003.

          SECTION 11. TERMINATION OF THIS AGREEMENT.

          Prior to the purchase of the Shares by the Underwriter on the First Closing Date or, if applicable, any Option Closing Date, this Agreement may be terminated by the Underwriter by notice given to the Company and the Selling Shareholders if at any time (i) trading or quotation in any of the Company's securities shall have been suspended or limited by the Commission or by the NGM or TASE, or trading in securities generally on either the NGM, TASE or New York Stock Exchange shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission or FINRA; (ii) a general banking moratorium shall have been declared by any of federal, New York or Israeli authorities; (iii) there shall have occurred any outbreak or escalation of national or international hostilities, including but not limited to the United States or Israel, or the United States or Israel declares a national emergency if the effect of any hostilities in or about Israel constitutes or results in a heightened state of national emergency, or any crisis or calamity, or any change in the United States or international financial markets, or any substantial change or development involving a prospective substantial change in United States or international political, financial or economic conditions, as in the judgment of the Underwriter is material and adverse and makes it impracticable to market the Shares in the manner and on the terms described in the Time of Sale Prospectus or the Prospectus or to enforce contracts for the sale of securities; (iv) in the judgment of the Underwriter there shall have occurred any Material Adverse Change or
     (v) the Company shall have sustained a loss by strike, fire, flood, earthquake, accident or other calamity of such character as in the judgment of the Underwriter may interfere materially with the conduct of the business and operations of the Company regardless of whether or not such loss shall have been insured. Any termination pursuant to this SECTION 11 shall be without liability on the part of (a) the Company and the Selling Shareholders to the Underwriter, except that the Company and the Selling Shareholders, as the case may be, shall (subject to the terms of the Expenses Agreement) be obligated to reimburse the expenses of the Underwriter pursuant to SECTIONS 5 and 7 hereof, (b) the Underwriter to the Company and the Selling Shareholders, or (c) of any party hereto to any other party except that the provisions of SECTION 9 and SECTION 10 shall at all times be effective and shall survive such termination.

          SECTION 12. NO ADVISORY OR FIDUCIARY RELATIONSHIP.

          Each of the Company and each of the Selling Shareholders acknowledges and agrees that (a) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the public offering price of the Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Company and the Selling Shareholders, on the one hand, and the Underwriter, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction the Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Selling Shareholders, the Company, or its shareholders, creditors, employees or any other party, (c) the Underwriter has not assumed and will not assume an advisory or fiduciary responsibility in favor of the Company or any of the Selling Shareholders with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Company or any of the Selling Shareholders on other matters) and the Underwriter has no obligation to the Company or any of the Selling Shareholders with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriter and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriter has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company and each of the Selling Shareholders has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

          SECTION 13. REPRESENTATIONS AND INDEMNITIES TO SURVIVE DELIVERY.

          The respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers, of the Selling Shareholders and of the Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriter, the Company or the Selling Shareholders or any of its or their respective partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

          SECTION 14. NOTICES.

     All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

         IF TO THE UNDERWRITER:

         Jefferies & Company, Inc.
         520 Madison Avenue
         New York, New York 10022
         Facsimile:  (212) 284-2280
         Attention:  General Counsel

         WITH A COPY TO:

         Proskauer Rose LLP
         1585 Broadway
         New York, New York 10036
         Facsimile:  (212) 969-2900
         Attention:  Stuart Bressman, Esq.

         IF TO THE COMPANY:

         EZchip Semiconductor Ltd.
         1 Hatamar Street
         Yokneam, 20692 Israel
         Facsimile:  +972-4-9594166
         Attention:  Dror Israel, CFO

         WITH A COPY TO:

         Carter Ledyard & Milburn LLP
         2 Wall Street
         New York, NY 10005
         Facsimile:  212-732-3232
         Attention:  Steven Glusband, Esq.

         and

         Naschitz, Brandes & Co.
         5 Tuval Street
         Tel Aviv 67897, Israel
         Facsimile:  +972-3-623-5051
         Attention:  Aaron M. Lampert, Adv.

         IF TO THE GOLDMAN SACHS GROUP, INC., C/O:

         GS EZC Employee Holdings, L.L.C.
         GS PEP Tech EZC Holdings, L.L.C.
         GS PEP 1999 Direct EZC Holdings, L.L.C.

         85 Broad Street
         New York, New York 10004
         Facsimile:  212-357-5505
         Attention:  John Bowman

         WITH A COPY TO:

         Fried, Frank, Harris, Shriver & Jacobson, LLP
         One New York Plaza
         New York, NY 10004
         Attention:  Jonathan Adler

         IF TO JK&B CAPITAL, LLC, C/O:

         JK&B Shalom II LLC
         JK&B Capital III, Civil Law Partnership

         Two Prudential Plaza
         180 N. Stetson Avenue, Suite 4500
         Chicago, Illinois 60601
         Facsimile:  312-946-1103
         Attention:  Nancy O'Leary, CFO

         WITH A COPY TO:

         Kirkland & Ellis LLP
         300 North LaSalle
         Chicago, IL 60654
         Attention:  Carol Anne Huff

          Any party hereto may change the address for receipt of communications by giving written notice to the others.

          SECTION 15. SUCCESSORS.

          This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in SECTION 9 and SECTION 10, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term "successors" shall not include any purchaser of the Shares as such from any of the Underwriter merely by reason of such purchase.

          SECTION 16. PARTIAL UNENFORCEABILITY.

          The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

          SECTION 17. GOVERNING LAW PROVISIONS.

          This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("RELATED PROCEEDINGS") may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the "SPECIFIED COURTS"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "RELATED JUDGMENT"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The Company irrevocably appoints Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

          With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

          SECTION 18. FAILURE OF THE COMPANY OR ONE OR MORE OF THE SELLING SHAREHOLDERS TO SELL AND DELIVER SHARES.

          If the Company or one or more of the Selling Shareholders shall fail to sell and deliver to the Underwriter the Shares to be sold and delivered by it at the First Closing Date or, if applicable, any Option Closing Date, pursuant to this Agreement, then the Underwriter may at its option, by written notice from the Underwriter to the Company and the Selling Shareholders, either (i) terminate this Agreement without any liability on the part of the Underwriter or, except as provided in SECTIONS 5, 7, 9 and 10 hereof, the Company or the other Selling Shareholders, or (ii) purchase the shares which the Company and the other Selling Shareholders have agreed to sell and deliver in accordance with the terms hereof. If the Company or one or more of the Selling Shareholders shall fail to sell and deliver to the Underwriter the Shares to be sold and delivered by it pursuant to this Agreement at the First Closing Date or the applicable Option Closing Date, then the Underwriter shall have the right, by written notice from the Underwriter to the Company and the Selling Shareholders, to postpone the First Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected.

          SECTION 19. GENERAL PROVISIONS.

          This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

          Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of SECTION 9 and the contribution provisions of SECTION 10, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of SECTIONS 9 and 10 hereto fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, each free writing prospectus and the Prospectus (and any amendments and supplements thereto), as required by the Securities Act and the Exchange Act.

          If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

EZCHIP SEMICONDUCTOR LTD.


By:__________________________
Name:
Title:

     The foregoing Underwriting Agreement is hereby confirmed and accepted by the Underwriter and each Selling Shareholder, severally and not jointly, in New York, New York as of the date first above written.


JEFFERIES & COMPANY, INC.


By:__________________________
Name:
Title:


THE GOLDMAN SACHS GROUP, INC.


By:__________________________
Name:
Title:


GS EZC EMPLOYEE HOLDINGS, L.L.C.
By: GS Employee Funds 2000 GP, L.L.C., its Manager


By:__________________________
Name:
Title:

GS PEP TECH EZC HOLDINGS, L.L.C.
By: GSAM Gen-Par, L.L.C., its Managing Member


By:__________________________
Name:
Title:


GS PEP 1999 DIRECT EZC HOLDINGS, L.L.C.
By: GSAM Gen-Par, L.L.C., its Managing Member


By:__________________________
Name:
Title:


JK&B SHALOM II L.L.C.
By: JK&B Capital, L.L.C, its Manager


By:__________________________
Name:
Title:


JK&B CAPITAL III, CIVIL LAW PARTNERSHIP
By: JK&B Capital, L.L.C., its Managing Partner


By:__________________________
Name:
Title:


JK&B CAPITAL III, CIVIL LAW PARTNERSHIP
By: David Kromfeld, its Special Managing Partner


By:__________________________
Name:  David Kromfeld
Title:

                                   SCHEDULE A

                              SELLING SHAREHOLDERS

                                               NUMBER OF        NUMBER OF
                                                SHARES        OPTIONAL SHARES
SELLING SHAREHOLDER                           TO BE SOLD        TO BE SOLD
-------------------                          ------------      ------------

The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004
Attention: John Bowman                            142,232            21,335

GS EZC Employee Holdings, L.L.C.
85 Broad Street
New York, NY 10004
Attention: John Bowman                             71,117            10,667

GS PEP Tech EZC Holdings, L.L.C.
85 Broad Street
New York, NY 10004
Attention: John Bowman                          1,151,980           172,797

GS PEP 1999 Direct EZC Holdings, L.L.C.
85 Broad Street
New York, NY 10004
Attention: John Bowman                             19,219             2,883

JK&B Shalom II LLC
Two Prudential Plaza
180 N. Stetson Avenue, Suite 4500
Chicago, IL 60601
Attention: _____________________                1,748,226           262,234

JK&B Capital III, Civil Law Partnership
Two Prudential Plaza
180 N. Stetson Avenue, Suite 4500
Chicago, IL 60601
Attention: _____________________                   17,658             2,649

TOTAL:                                          3,150,432            472,56

                                   SCHEDULE B

  SCHEDULE OF FREE WRITING PROSPECTUSES INCLUDED IN THE TIME OF SALE PROSPECTUS

Press Release of the Company, dated December 15, 2009.

Free Writing Prospectus dated December 16, 2009 (announcing selling shareholder only offering)

Free Writing Prospectus dated December 16, 2009 (announcing primary and secondary sale of shares)

                                    EXHIBIT A

                        OPINION OF COMPANY'S U.S. COUNSEL

                                    EXHIBIT B

                       OPINION OF COMPANY'S ISRAEL COUNSEL

                                    EXHIBIT C

                   OPINION(S) OF SELLING SHAREHOLDERS' COUNSEL

                                    EXHIBIT D

                               EXPENSES AGREEMENT

                                    EXHIBIT E

                       LIST OF PERSONS EXECUTING LOCK-UPS

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     o    Eli Fruchter

     o    Dror Israel

     o    Benny Hanigal

     o    Prof. Ran Giladi

     o    Karen Sarid

     o    Shai Saul

     o    David Schlachet

     o    Amir Eyal

ADDITIONAL EMPLOYEES OF THE COMPANY

     o    Rob O'Hara

     o    Guy Koren

     o    Eyal Choresh

     o    Alex Tal

     o    Patrick Bisson

     o    Tsahi Gabai

     o    David Goldfeld

     o    Doron Vertesh

     o    Sharon Kaplan

     o    Gilad Frumkin

     o    Nimrod Miller

     o    Yohay Shefi

     o    Kosta Sidopoulos

     o    Eyal Lavee

     o    Yossi Kassus

     o    Gali Zohar Gonen

     o    Yong Zhuang

                                    EXHIBIT F

                DIRECTOR, OFFICER AND EMPLOYEE LOCK-UP AGREEMENT

                                                               December __, 2009

Jefferies & Company, Inc.
520 Madison Avenue
New York, New York 10022

     RE:  EZCHIP SEMICONDUCTOR LTD. (THE "COMPANY")

Ladies & Gentlemen:

     The undersigned is an executive officer, director or employee of the Company. The Company and certain of its shareholders (the "Selling Shareholders") propose to enter into an Underwriting Agreement, among the Company, the Selling Shareholders and Jefferies & Company, Inc. (the "Underwriter"), in order to carry out a public offering of ordinary shares, NIS
0.02 par value per share ("Shares"), of the Company (the "Offering") for which you will act as the Underwriter. The undersigned acknowledges that the Underwriter is relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering and in entering into an underwriting arrangement with the Company and the Selling Shareholders with respect to the Offering.

     In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned's household not to), without the prior written consent of the underwriter (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any Shares, options or warrants to acquire Shares, or any securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date that is sixty (60 days) after the date of the Prospectus (as defined in the Underwriting Agreement relating to the Offering to which the Company and the Selling Shareholders are a party) (the "Lock-up Period"); provided, that if (i) during the last seventeen (17) days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Underwriter waives, in writing, such extension, except that such extension will not apply if, within three business days prior to the 15th calendar day before the last day of the Lock-up Period, the Company delivers a certificate, signed by the Chief Financial Officer or Principal Executive Officer of the Company, certifying on behalf of the Company that (i) the Shares are "actively traded securities" (as defined in Regulation M), (ii) the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by FINRA Conduct Rule 2711(f)(4), and (iii) the provisions of FINRA Conduct Rule 2711(f)(4) are not applicable to any research reports relating to the Company published or distributed by the Underwriter during the fifteen (15) days before or after the last day of the Lock-up Period (before giving effect to such extension); provided, further, that the foregoing restrictions shall not apply to the transfer of any or all of the Shares owned by the undersigned, (A) either during his/her lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his immediate family and (B) pursuant to a trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended; provided, however, that in the case of any transfer pursuant to (A) above, it shall be a condition to such transfer that the transferee executes and delivers to the Underwriter an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Shares, except in accordance with this letter agreement. The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the preceding sentence will be delivered by the Underwriter to the Company and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. For the avoidance of any doubt, it is hereby clarified that the foregoing restrictions shall not apply to the exercise of options or restricted share units held by the undersigned on the date hereof to purchase shares of the Company or EZchip Technologies Ltd ("EZchip Technologies"), a company organized under the laws of the State of Israel and a subsidiary of the Company, or to the sale by the undersigned to the Company of shares of EZchip Technologies, including shares of EZchip Technologies purchased by the undersigned upon exercise of such options, pursuant to the Employee Exchange Offer (as defined in the Underwriting Agreement).

     The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.

     With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of any Shares owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

     This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal Underwriter, and assigns of the undersigned.

                             ____________________________________________
                             Printed Name of Director/Executive Officer/Employee


                             ____________________________________________
                             Signature

                                    EXHIBIT G

                  FORM OF SELLING SHAREHOLDER LOCK UP AGREEMENT

                                                               December __, 2009

Jefferies & Company, Inc.
520 Madison Avenue
New York, New York 10022

     RE:  EZCHIP SEMICONDUCTOR LTD. (THE "COMPANY")

Ladies & Gentlemen:

     The undersigned is the owner of record or beneficially of certain ordinary shares, NIS 0.02 par value per share, of the Company ("Shares"). The Company and certain of its shareholders, including the undersigned (the "Selling Shareholders") propose to enter into an Underwriting Agreement, among the Company, the Selling Shareholders and Jefferies & Company, Inc. (the "Underwriter"), in order to carry out a public offering of Shares, including all Shares held of record or beneficially by the undersigned (the "Offering") for which you will act as the Underwriter. The undersigned acknowledges that the Underwriter is relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering and in entering into an underwriting arrangement with the Company and the Selling Shareholders with respect to the Offering.

     In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, without the prior written consent of the Underwriter (which consent may be withheld in its sole discretion, which will not be unreasonably withheld), directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of any Shares, options or warrants to acquire Shares, or any securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned, for a period commencing on the date hereof and continuing through the close of trading on the date seventy-five (75 days) after the date of the Prospectus (as defined in the Underwriting Agreement relating to the Offering to which the Company and the Selling Shareholders are a party) (the "Lock-up Period"); provided, that to the extent that NASD Conduct Rule 2711(f)(4) of the Financial Industry Regulatory Authority, Inc. ("FINRA") or Rule 472(f)(4) of the New York Stock Exchange remains in effect or a successor rule or regulation of FINRA or the New York Stock Exchange would otherwise restrict the Underwriter from publishing or otherwise distributing a research report or making a public appearance concerning the Company in connection with the expiration of the Lock-up Period, if (i) during the last seventeen (17) days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Underwriter waives, in writing, such extension, except that such extension will not apply if (i) the Shares are "actively traded securities" (as defined in Regulation M), (ii) the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act of 1933, as amended, in the manner contemplated by NASD Conduct Rule 2711(f)(4) of FINRA, and (iii) the provisions of FINRA Conduct Rule 2711(f)(4) are not applicable to any research reports relating to the Company published or distributed by the Underwriter during the fifteen (15) days before or after the last day of the Lock-up Period (before giving effect to such extension); provided, further, that the foregoing restrictions shall not apply to the transfer of any or all of the Shares owned by the undersigned, (A) either during his/her lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his immediate family, (B) pursuant to a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, (C) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, (D) any distribution or dividend to equity holders of the undersigned as part of a distribution or dividend by the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned's equity holders), (E) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned's capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned's assets, in any case not undertaken for the purpose of avoiding the restrictions imposed by this letter agreement and (F) pursuant to the Underwriting Agreement (including, but not limited to, such Shares that the Underwriter has an option to purchase from the undersigned pursuant to the Underwriting Agreement); provided, however, that in the case of any transfer pursuant to (A) above, it shall be a condition to such transfer that the transferee executes and delivers to the Underwriter an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Shares, except in accordance with this letter agreement. The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the preceding sentence will be delivered by the Underwriter to the Company and to the undersigned at 85 Broad Street, New York, New York 10004, Facsimile: 212-357-5505, Attention: John Bowman.

     The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.

     [Goldman Sachs proviso only] Notwithstanding anything herein to the contrary, the foregoing shall not be deemed to restrict Goldman, Sachs & Co. and its affiliates from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage, principal investing and other similar activities conducted in the ordinary course of their business (but none of the foregoing may involve the Shares identified on Annex A hereto)

     Notwithstanding the foregoing, in the event that the Offering has not been completed on or by January 31, 2010 or such earlier time as the Company has advised the Underwriter that it does not intend to proceed with the Offering, then this letter agreement shall immediately be terminated and the undersigned shall be released from its obligations hereunder. In addition, if for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this letter agreement shall likewise be terminated and the undersigned shall be released from its obligations hereunder.

     This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs and assigns of the undersigned.

                                                                          ITEM 2

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

                EZCHIP PRICES PUBLIC OFFERING OF ORDINARY SHARES

     YOKNEAM, ISRAEL, December 16, 2009 - EZchip Semiconductor Ltd. (NASDAQ:
EZCH), a provider of network processors, today announced that it has priced an underwritten public offering of 3,863,050 of its ordinary shares at a public offering price of $10.50 per share. Of such shares, 712,618 ordinary shares were sold by EZchip and 3,150,432 ordinary shares were sold by the "Selling Shareholders", which consist of funds affiliated with Goldman, Sachs & Co. and JK&B Capital. In addition, the Selling Shareholders granted Jefferies & Company, Inc., the exclusive underwriter for the offering, an option to purchase an additional 472,565 ordinary shares, and EZchip granted Jefferies an option to purchase an additional 106,893 ordinary shares, in each case, to cover over-allotments, if any, within 30 days at the public offering price, less underwriting discounts and commissions. The offering is scheduled to be completed on December 22, 2009, subject to customary closing conditions.

     Following the completion of the offering and assuming Jefferies exercises its over-allotment in full, the Selling Shareholders will have sold all their shares of EZchip. EZchip will not receive any proceeds from the sale of the ordinary shares by the Selling Shareholders.

     In connection with the consummation of the offering, EZchip also intends to complete an employee exchange offer pursuant to which its current and former employees will exchange their shares and options of EZchip's majority-owned subsidiary, EZchip Technologies Ltd., for ordinary shares and options of EZchip, and for cash.

     EZchip intends to use all of its net proceeds from the offering to purchase from the employees for cash a portion of their exchanged EZchip Technologies securities to enable them to fund their tax obligation as a result of the employee exchange offer.

     Following the completion of the offering and the employee exchange offer, EZchip expects to increase its ownership interest in EZchip Technologies from approximately 99% (and 90% on a fully diluted basis) to 100% on an outstanding basis (and 99.9% on a fully diluted basis). The dilution of each of EZchip's shareholder's percentage of ownership as a result of the employee exchange offer will be substantially offset by the increase in EZchip's holdings in EZchip Technologies to 100%.

     A prospectus and prospectus supplement relating to the offering will be filed with the Securities and Exchange Commission ("SEC") and will be available on the SEC's website http://www.sec.gov. Copies of the prospectus and prospectus supplement may also be obtained from Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022 (toll-free telephone number: 1-888-449-2342).

     The securities are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-163353) promulgated under the Securities Act of 1933, as amended, which was previously filed with and declared effective by the SEC.

     THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 30, 2009 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN ITS EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                                                                          ITEM 3

                            [NASCHITZ BRANDES LOGO]

                           Tel-Aviv, December 16, 2009

EZchip Semiconductor Ltd.
1 Hatamar Street
Yokneam 20692
Israel

Ladies and Gentlemen:

     This opinion is furnished to you in connection with the Registration Statement on Form F-3 (No. 333-163353) (the "Registration Statement") filed by EZchip Semiconductor Ltd., a company organized under the laws of the State of Israel (the "Company"), with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the Prospectus Supplement and accompanying Prospectus included in the Registration Statement, relating to 4,442,508 Ordinary Shares, nominal value NIS 0.02 per share, of the Company (the "Shares"), of which 3,622,997 Shares (the "Institutional Shares") have been issued to The Goldman Sachs Group, Inc. and three of its affiliates, and JK&B Shalom II LLC and JK&B Capital III, Civil Law Partnership, and 819,511 Shares (the "Company Shares") of which may be issued and sold by the Company in the manner contemplated by the Prospectus Supplement and accompanying Prospectus included in the Registration Statement.

     As special Israeli counsel to the Company in connection with the offering of the Shares pursuant to the Registration Statement, we have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purpose of our opinion.

     Upon the basis of such examination, we are of the opinion that (i) the Institutional Shares have been duly authorized and are legally and validly issued, fully paid and non-assessable and (ii) the Company Shares have been duly authorized for issuance, and when issued and sold in the manner contemplated by the Prospectus Supplement and accompanying Prospectus included in the Registration Statement, will be legally and validly issued, fully paid and non-assessable.

     The opinion expressed herein is limited to Israeli law, and we do not express any opinion as to the laws of any other jurisdiction.

     We consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "Legal Matters" and "Enforceability of Civil Liabilities" in the Prospectus which is a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

                                          Very truly yours,

                                          /s/ Naschitz, Brandes & Co., Advocates

                                          Naschitz, Brandes & Co., Advocates

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   EZCHIP SEMICONDUCTOR LTD.
                                                   (Registrant)

                                                   By: /s/ Dror Israel
                                                   ----------------------------
                                                   Dror Israel
                                                   Chief Financial Officer

Date: December 16, 2009